                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 5)

                          ----------------------------

                       ANGELES INCOME PROPERTIES, LTD. II
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)
                          ----------------------------
                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101

                  (Name, Address and Telephone Number of Person
                     to Receive Notices and Communications)
                          ----------------------------

                                    COPY TO:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                          ----------------------------

                                DECEMBER 22, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

----------------                                                    ------------
CUSIP No.   NONE                     13D/A                          Page 2 of 22
----------------                                                    ------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                       COOPER RIVER PROPERTIES, L.L.C.
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        AF
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER

                                        5,864
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                                        0
                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER

                                        5,864
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                                        18,722
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES

                                                                            [ ]
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        18.8%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON

                                        OO
============ ===================================================================

----------------                                                    ------------
CUSIP No.   NONE                     13D/A                          Page 3 of 22
----------------                                                    ------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                          INSIGNIA PROPERTIES, L.P.
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER

                                        5,864
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                                        0
                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER

                                        5,864
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                                        18,722
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES

                                                                            [ ]
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        18.8%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON

                                        PN
============ ===================================================================

----------------                                                    ------------
CUSIP No.   NONE                     13D/A                          Page 4 of 22
----------------                                                    ------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                          INSIGNIA PROPERTIES TRUST
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        NOT APPLICABLE
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        MARYLAND
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER

                                        5,864
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                                        0
                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER

                                        5,864
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                                        18,722
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES

                                                                            [ ]
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        18.8%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON

                                        OO
============ ===================================================================

----------------                                                    ------------
CUSIP No.   NONE                     13D/A                          Page 5 of 22
----------------                                                    ------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                        BROAD RIVER PROPERTIES, L.L.C.
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        NOT APPLICABLE
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER

                                        8,908
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                                        0
                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER

                                        8,908
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                                        18,722
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES

                                                                            [ ]
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        18.8%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON

                                        OO
============ ===================================================================

----------------                                                    ------------
CUSIP No.   NONE                     13D/A                          Page 6 of 22
----------------                                                    ------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                            AIMCO PROPERTIES, L.P.
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        NOT APPLICABLE
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER

                                        12,858
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                                        0
                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER

                                        12,858
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                                        18,722
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES

                                                                            [ ]
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        18.8%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON

                                        PN
============ ===================================================================

----------------                                                    ------------
CUSIP No.   NONE                     13D/A                          Page 7 of 22
----------------                                                    ------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                               AIMCO - GP, INC.
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        NOT APPLICABLE
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER

                                        12,858
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                                        0
                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER

                                        12,858
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                                        18,722
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES

                                                                            [ ]
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        18.8%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON

                                        CO
============ ===================================================================

----------------                                                    ------------
CUSIP No.   NONE                     13D/A                          Page 8 of 22
----------------                                                    ------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                     APARTMENT INVESTMENT AND MANAGEMENT
                     COMPANY
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        NOT APPLICABLE
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        MARYLAND
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER

                                        18,722
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                                        0
                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER

                                        18,722
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                                        18,722
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES

                                                                            [ ]
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        18.8%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON

                                        CO
============ ===================================================================

                         AMENDMENT NO. 5 TO SCHEDULE 13D

                  This Amendment No. 5, which relates to units of limited partnership interest ("Units") in Angeles Income Properties, Ltd. II, a California limited partnership (the "Partnership"), amends and supplements the Statement on Schedule 13D (as amended through the date hereof, the "Statement") previously filed with the Commission by Broad River Properties, L.L.C., a Delaware limited liability company ("Broad River"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP") and Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). This Amendment No. 5 relates to a tender offer by Cooper River Properties, L.L.C., a Delaware limited partnership ("Cooper River") for up to 30,000 of the outstanding Units of the Partnership, at a purchase price of $175.00 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 13, 1998 and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Accordingly, this Amendment No. 5 relates to Units beneficially owned by Cooper River, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), Broad River, AIMCO OP, AIMCO-GP and AIMCO (Cooper River, IPLP, IPT, Broad River, AIMCO OP, AIMCO-GP and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

                  The following Items of the Statement are hereby supplemented and/or amended:

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(c) Following the expiration of the Offer, Cooper River, IPLP and IPT became beneficial owners of Units. The principal business address of each of Cooper River, IPLP and IPT is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

                  As result of the completion of the AIMCO Merger on October 1, 1998, AIMCO succeeded to Insignia Financial Group, Inc. ("Insignia") with respect to all interests owned by Insignia, including Insignia's interests in IPT and IPLP. Upon consummation of the AIMCO Merger, AIMCO and its subsidiaries contributed all of the common partnership units in IPLP which it acquired from Insignia to AIMCO OP. Accordingly, IPT remains the sole general partner of IPLP (owning approximately 66% of the total equity interests of IPLP) and AIMCO OP is the sole limited partner of IPLP (owning approximately 34% of the total equity interests in IPLP). AIMCO also owns approximately 50.7% of the outstanding common shares of IPT, with the right to acquire up to 65.4% of such shares (based upon the number of common shares of IPT outstanding as of October 1, 1998) upon AIMCO OP's exercise of its right to exchange one common partnership unit of IPLP for one common share of IPT.

                  Upon consummation of the AIMCO Merger, IPLP was appointed managing member, and therefore replaced the previous managers, of Cooper River. In addition, AIMCO appointed new trustees and executive officers of IPT. The name, business address, present principal occupation or employment and citizenship of each trustee and executive officer of IPT is set forth in
Schedule I to this Statement.

                  (d)-(e) During the past five years none of Cooper River, IPLP or IPT, nor, to the best knowledge of Cooper River, IPLP or IPT, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Cooper River, IPLP or IPT or any of the persons listed on
Schedule I being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) Cooper River directly owns 5,864 Units, Broad River directly owns 8,908 Units and AIMCO OP directly owns 3,950 Units (for an aggregate of 18,722 Units), representing 5.9%, 8.9% and 4.0%, respectively, or a total of 18.8% of the outstanding Units based on the 99,784 Units outstanding at December 22, 1998.

                  IPLP, IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of IPLP's, IPT's and AIMCO's relationship with Cooper River. Cooper River is a wholly-owned subsidiary of IPLP and IPT is the sole general partner (owning approximately 70% of the total equity interests) in IPLP. AIMCO currently owns approximately 51% of the outstanding common shares of IPT, with the right to acquire up to approximately 65% of such shares (as further described in Item 2 above).

                  Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,864 Units directly owned by it; (ii) IPLP and IPT are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,864 Units directly owned by Cooper River; (iii) Broad River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 8,908 Units directly owned by it; (iv) AIMCO OP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,950 Units directly owned by it and the 8,908 Units directly owned by Broad River; (v) AIMCO-GP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 8,908 Units directly owned by Broad River and the 3,950 Units directly owned by AIMCO OP; and (vi) AIMCO is reporting that shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,864 Units directly owned by Cooper River, the 8,908 Units directly owned by Broad River and the 3,950 Units directly owned by AIMCO OP.

                  (c) The Offer expired pursuant to its terms on Monday, December 14, 1998. On December 22, 1998, Cooper River acquired a total of 5,864 Units, representing approximately 5.9% of the outstanding Units, at a purchase price of $175.00 per Unit.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 7.8 Agreement of Joint Filing, dated January 22, 1999, among the Reporting Persons.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 1999


                                          COOPER RIVER PROPERTIES, L.L.C.

                                          By:   AIMCO Properties, L.P.,
                                                its managing member

                                          By:   AIMCO-GP, Inc.,
                                                its General Partner


                                          By:   /S/ PATRICK J. FOYE
                                                ------------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                          INSIGNIA PROPERTIES, L.P.

                                          By:   Insignia Properties Trust,
                                                its General Partner


                                          By:   /S/ PATRICK J. FOYE
                                                ------------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                          INSIGNIA PROPERTIES TRUST


                                          By:   /S/ PATRICK J. FOYE
                                                ------------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                          BROAD RIVER PROPERTIES, L.L.C.

                                          By:   AIMCO Properties, L.P.,
                                                its managing member

                                          By:   AIMCO-GP, Inc.,
                                                its General Partner


                                          By:   /S/ PATRICK J. FOYE
                                                ------------------------------
                                                Patrick J. Foye
                                                Executive Vice President

                                          AIMCO PROPERTIES, L.P.

                                          By:   AIMCO-GP, Inc.,
                                                its General Partner


                                          By:   /S/ PATRICK J. FOYE
                                                ------------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                          AIMCO-GP, INC.


                                          By:   /S/ PATRICK J. FOYE
                                                ------------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                          APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY


                                          By:   /S/ PATRICK J. FOYE
                                                ------------------------------
                                                Patrick J. Foye
                                                Executive Vice President

                                   SCHEDULE I

                            INFORMATION REGARDING THE
                     TRUSTEES AND EXECUTIVE OFFICERS OF IPT

Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the trustees and executive officers of IPT. Each person identified below is employed by IPT, unless otherwise indicated, and is a United States citizen. The principal business address of IPT and, unless otherwise indicated, the business address of each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Trustees are identified by an asterisk.




NAME                                 PRESENT PRINCIPAL OCCUPATION

Terry Considine*                     Terry  Considine has served as a Trustee
                                     and as Chairman of the Board of Trustees and Chief Executive Officer of IPT since
                                     October 1, 1998. Mr. Considine has been
                                     Chairman of the Board of Directors and
                                     Chief Executive Officer of AIMCO since July
                                     1994. He is the sole owner of Considine
                                     Investment Co. and prior to July 1994 was owner of approximately 75% of Property
                                     Asset Management, L.L.C., a Colorado
                                     limited liability company, and its related entities (collectively, "PAM"), one of
                                     AIMCO's predecessors. On October 1, 1996,
                                     Mr. Considine was appointed Co-Chairman and director of Asset Investors Corp. and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets
                                     Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A. from Harvard College, a J.D. from Harvard Law School and is admitted as a member of the Massachusetts
                                     Bar. Mr. Considine has had substantial
                                     multifamily real estate experience. From
                                     1975 through July 1994, partnerships or
                                     other entities in which Mr. Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties. Six of these real estate assets
                                     (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.7 million to Mr. Considine.

NAME                                 PRESENT PRINCIPAL OCCUPATION

Peter. K. Kompaniez*                 Peter K.  Kompaniez  has  served as
                                     President and a Trustee of IPT since
                                     October 1, 1998. Mr. Kompaniez has been
                                     Vice Chairman, President and a director of AIMCO since July 1994. Since September
                                     1993, Mr. Kompaniez has owned 75% of PDI
                                     Realty Enterprises, Inc., a Delaware
                                     corporation ("PDI"), one of AIMCO's
                                     predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                     1993, he served as President and Chief
                                     Executive Officer of Heron Financial
                                     Corporation ("HFC"), a United States
                                     holding company for Heron International,
                                     N.V.'s real estate and related assets.
                                     While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale College and a J.D. from the University of California
                                     (Boalt Hall). The downturn in the real
                                     estate markets in the late 1980s and early
                                     1990s adversely affected the United States real estate operations of Heron
                                     International N.V. and its subsidiaries and affiliates (the "Heron Group"). During this period from 1986 to 1993, Mr. Kompaniez served as President and Chief Executive
                                     Officer of Heron Financial Corporation
                                     ("HFC"), and as a director or officer of certain other Heron Group entities. In
                                     1993, HFC, its parent Heron International, and certain other members of the Heron
                                     Group voluntarily entered into
                                     restructuring agreements with separate
                                     groups of their United States and
                                     international creditors. The restructuring agreement for the United States members of the Heron Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United States members of the Heron Group were generally separated from those of Heron International and its non-United States subsidiaries. At the conclusion of the restructuring, Mr.
                                     Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing United
                                     States operations of HFC and the other
                                     United States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common Stock, Mr.
                                     Kompaniez was appointed Vice Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

NAME                                 PRESENT PRINCIPAL OCCUPATION

Thomas W. Toomey*                    Thomas W.  Toomey has served as  Executive
                                     Vice President-- Finance and a Trustee of
                                     IPT since October 1, 1998. Mr. Toomey has served as Senior Vice President - Finance and Administration of AIMCO since January
                                     1996 and was promoted to Executive
                                     Vice-President-Finance and Administration in March 1997. From 1990 until 1995, Mr.
                                     Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as
                                     Vice President/Senior Controller and
                                     Director of Administrative Services of
                                     Lincoln Property Services where he was
                                     responsible for LPC's computer systems,
                                     accounting, tax, treasury services and
                                     benefits administration. From 1984 to 1990, he was an audit manager with Arthur
                                     Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr.
                                     Toomey was on the audit staff of Kenneth
                                     Leventhal & Company. Mr. Toomey received a
                                     B.S. in Business Administration/Finance
                                     from Oregon State University and is a
                                     Certified Public Accountant.

Joel F. Bonder                       Joel F. Bonder has served as  Executive
                                     Vice President and General Counsel of IPT since October 1, 1998. Mr. Bonder was appointed Executive Vice President and
                                     General Counsel of AIMCO effective December
                                     8, 1997. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General
                                     Counsel of NHP from April 1994 until
                                     December 1997. Mr. Bonder served as Vice
                                     President and Deputy General Counsel of NHP from June 1991 to March 1994 and as Associate General Counsel of NHP from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with the Washington, D.C. law firm of Lane
                                     & Edson, P.C. From 1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B.
                                     from the University of Rochester and a J.D.
                                     from Washington University School of Law.

Jeffrey P. Cohen                     Jeffrey  P.  Cohen has served as  Secretary
                                     of IPT since October 1, 1998. Mr. Cohen
                                     currently serves as a Senior Vice President of Insignia Financial Group, Inc., a
                                     Delaware corporation ("Insignia").

NAME                                 PRESENT PRINCIPAL OCCUPATION

Patrick J. Foye*                     Patrick J. Foye has served as Executive
                                     Vice President and a Trustee of IPT since
                                     October 1, 1998. Mr. Foye has served as
                                     Executive Vice President of AIMCO since May
                                     1998. Prior to joining AIMCO, Mr. Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was Managing Partner of the firm's
                                     Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also Deputy
                                     Chairman of the Long Island Power Authority and serves as a member of the New York
                                     State Privatization Council. He received a
                                     B.A. from Fordham College and a J.D. from Fordham University Law School.

Robert Ty Howard                     Robert Ty Howard has served as Executive
                                     Vice President-- Ancillary Services of IPT since October 1, 1998. Mr. Howard was appointed Executive Vice President -
                                     Ancillary Services in February 1998. Prior to joining AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco Ventures, Craig
                                     Corporation, Reading Company and Decurion
                                     Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management. From 1983 to 1988, he was employed by Spieker
                                     Properties. Mr. Howard received a B.A. from
                                     Amherst College, a J.D. from Harvard Law
                                     School and an M.B.A. from Stanford
                                     University Graduate School of Business.

NAME                                 PRESENT PRINCIPAL OCCUPATION

Steven D. Ira*                       Steven D. Ira has served as Executive  Vice
                                     President and a Trustee of IPT since
                                     October 1, 1998. Mr. Ira is a Co-Founder of
                                     AIMCO and has served as Executive Vice
                                     President of AIMCO since July 1994. From
                                     1987 until July 1994, he served as
                                     President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management. Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and
                                     Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment
                                     Manager Accreditation Board and is a former president of both the National Apartment
                                     Association and the Colorado Apartment
                                     Association. Mr. Ira is the sixth
                                     individual elected to the Hall of Fame of the National Apartment Association in its 54-year history. He holds a Certified
                                     Apartment Property Supervisor (CAPS) and a
                                     Certified Apartment Manager designation
                                     from the National Apartment Association, a Certified Property Manager (CPM) designation from the National Institute of Real Estate Management (IREM) and he is a member of the Board of Directors of the National Multi-Housing Council, the
                                     National Apartment Association and the
                                     Apartment Association of Metro Denver. Mr.
                                     Ira received a B.S. from Metropolitan State
                                     College in 1975.

David L. Williams                    David L. Williams has served as Executive
                                     Vice President-- Property Operations of IPT since October 1, 1998. Mr. Williams has been Executive Vice President - Operations of AIMCO since January 1997. Prior to joining AIMCO, Mr. Williams was Senior Vice
                                     President of Operations at Evans Withycombe
                                     Residential, Inc. from January 1996 to
                                     January 1997. Previously, he was Executive
                                     Vice President at Equity Residential
                                     Properties Trust from October 1989 to
                                     December 1995. He has served on National
                                     Multi-Housing Council Boards and NAREIT
                                     committees. Mr. Williams also served as
                                     Senior Vice President of Operations and
                                     Acquisitions of US Shelter Corporation from
                                     1983 to 1989. Mr. Williams has been
                                     involved in the property management,
                                     development and acquisition of real estate properties since 1973. Mr. Williams received his B.A. in education and administration from the University of
                                     Washington in 1967.

NAME                                 PRESENT PRINCIPAL OCCUPATION

Harry G. Alcock*                     Harry G.  Alcock has served as Senior Vice
                                     President-- Acquisitions and a Trustee of IPT since October 1, 1998. Mr. Alcock has served as Vice President since July 1996, and was promoted to Senior Vice President -
                                     Acquisitions in October 1997, with
                                     responsibility for acquisition and
                                     financing activities since July 1994. From
                                     June 1992 until July 1994, Mr. Alcock
                                     served as Senior Financial Analyst for PDI and HFC. From 1988 to 1992, Mr. Alcock worked for Larwin Development Corp., a Los
                                     Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr.
                                     Alcock worked for Ford Aerospace Corp. He received his B.S. from San Jose State
                                     University.

Troy D. Butts                        Troy  D.  Butts  has  served  as  Senior
                                     Vice President and Chief Financial Officer of IPT since October 1, 1998. Mr. Butts has served as Senior Vice President and Chief
                                     Financial Officer of AIMCO since November
                                     1997. Prior to joining AIMCO, Mr. Butts
                                     served as a Senior Manager in the audit
                                     practice of the Real Estate Services Group for Arthur Andersen LLP in Dallas, Texas.
                                     Mr. Butts was employed by Arthur Andersen
                                     LLP for ten years and his clients were
                                     primarily publicly-held real estate
                                     companies, including office and
                                     multi-family real estate investment trusts.
                                     Mr. Butts holds a Bachelor of Business
                                     Administration degree in Accounting from
                                     Angelo State University and is a Certified
                                     Public Accountant.

Andrew L. Farkas*                    Andrew L. Farkas currently serves as a
  375 Park Avenue                    Continuing Trustee of IPT since October 1,
  Suite 3401                         1998. Mr. Farkas' present principal
  New York, New York 10152           occupation is to serve as the Chairman of
                                     the Board and Chief Executive Officer of
                                     Insignia, which is the parent company of an international real estate organization specializing in commercial real estate services, single-family brokerage and mortgage origination, condominium and cooperative apartment management, equity co-investment and other services.

James A. Aston*                      James A. Aston currently serves as a
  15 South Main Street               Continuing Trustee of IPT since October 1,
  Greenville, South Carolina 29601   1998. Mr. Aston's present principal
                                     occupation is to serve as Chief Financial
                                     Officer and member of the Office of the
                                     Chairman of Insignia.

Frank M Garrison*                    Frank M. Garrison currently serves as a
  102 Woodmont Boulevard             Continuing Trustee of IPT since October 1,
  Suite 400                          1998. Mr. Garrison's present principal
  Nashville, Tennessee 37205         occupation is as a member of the Office of
                                     the Chairman of Insignia.

NAME                                 PRESENT PRINCIPAL OCCUPATION

Bryan L. Herrmann*                   Bryan L. Herrmann currently serves as a
5043 Gould Avenue                    Continuing Trustee of IPT since October 1,
La Canada, California 91011          1998. Mr. Herrmann's present principal
                                     occupation is as an investment banker and Chairman and Chief Executive Officer of
                                     Base Camp 9 Corp., since 1990. Mr. Herrman served as a Trustee, Chairman of the Compensation Committee and member of the Executive Committee of the Board of Trustees of Angeles Mortgage Investment
                                     Trust from 1994 until September 1998. In addition to his duties at Base Camp 9
                                     Corp., from 1992 to 1994, Mr. Herrmann
                                     served as Chief Executive Officer of
                                     Spaulding Composites Company and is
                                     currently a member of its board of
                                     directors. Since 1984 Mr. Herrmann has been the general partner of MOKG 1984 Investment
                                     Partners Ltd. Mr. Herrmann is a member of the board of directors of Wynn's
                                     International, Inc., a New York Stock
                                     Exchange Company.

Warren M. Eckstein*                  Warren M. Eckstein currently serves as a
  Warburg Dillon Read                Continuing Trustee of IPT since October 1,
  535 Madison Avenue                 1998. Mr. Eckstein's present principal
  6th Floor                          occupation is as Managing Director --
  New York, New York 10022           Investment Banking of Paine Webber
                                     Incorporated, since October 1996. Prior to
                                     October 1996, Mr. Eckstein served as Senior
                                     Vice President, Investment Banking, of
                                     Dillon, Reed & Co., Inc.

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NO.                DESCRIPTION
-----------                -----------

Exhibit 7.8 Agreement of Joint Filing, dated January 22, 1999, among the Reporting Persons.




                                       20